June 21, 2013	VIA EDGAR

Ms. Mara L. Ransom, Assistant Director
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Best Buy Co., Inc.
Form 10-K for the transition period from March 4, 2012 to February 2, 2013
Filed March 27, 2013
File No. 1-09595

Dear Ms. Ransom:

On behalf of Best Buy Co., Inc. ("Best Buy," "we," "us," or "our"), I am pleased to submit this response to the comment of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") concerning the above-referenced Form 10-K, as set forth in your letter dated June 10, 2013. For convenience, the staff's comment is shown below in bold text, followed by Best Buy's response.

Item 7. Management's Discussion and Analysis, page 28

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We note your disclosure on page 30 that you are focusing on (1) stabilizing and improving [your] comparable store sales, and (2) increasing profitability across both of [your] segments. We also note that it appears that you have experienced negative trends in both comparable store sales and gross margin in recent periods. Please provide additional disclosure and analysis regarding these trends, including the way(s) in which these trends have impacted your financial condition and results of operations. Please refer to Item 303(a) of Regulation S-K and Sections III.B.3 and III.B.4 of SEC Release No. 33-8350 for guidance.

The information we provided in the Management's Discussion and Analysis ("MD&A") section of our Form 10-K for the transition period from March 4, 2012 to February 2, 2013 (the “Form 10-K”) falls into the following main categories:

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Background business information regarding our susceptibility to certain trends such as consumer spending and product life-cycles (Overview section on pages 29-30). In this section we also highlight the unpredictability of some of these trends.

•	A description of the "pillars" supporting our enterprise strategy and the strategic priorities for the forthcoming fiscal year (Business Strategy and Core Philosophies section on pages 30-31).

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A description of how we believe certain trends influenced our financial performance during the periods covered by the Form 10-K. These disclosures are developed with input from various business leaders, including those responsible for relevant product categories.

In the second half of fiscal 2013, we made several changes to our executive leadership, including the appointment of a new President and Chief Executive Officer and a new Chief Administrative Officer and Chief Financial Officer. Following the new executive leadership team's analysis of our business, the Renew Blue strategy was announced in the fourth quarter of fiscal 2013 to highlight our priorities to strengthen our operating and financial performance by stabilizing and improving our comparable store sales and improving operating margins. The Business Strategy and Core Philosophies section of the Form 10-K outlines the initiatives and targets our new executive leadership team is pursuing. Since these plans were established by our new executive management team during the fourth quarter of fiscal 2013, it was too early to report progress against them at the time of filing the Form 10-K. The following disclosure included in our Form 10-Q for the first quarter of fiscal 2014 also provided information regarding our progress against our strategic priorities:

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Pages 27-28: “In the first quarter of fiscal 2014, we continued to make progress on our Renew Blue priorities. Key indicators that we believe demonstrate this progress include: (1) a 16.3% increase in Domestic segment comparable online sales; (2) improving our Net Promoter Score, which is a metric we use to track customer service, by over 300 basis points; (3) reaching an agreement with Samsung to establish Samsung Experience Shops in our retail stores and beginning their roll-out; (4) negotiating rent reductions for a number of stores and closing one large-format store in the U.S.; and (5) eliminating an estimated $175 million in annualized selling, general and administrative expenses ("SG&A") and supply chain costs, in addition to the estimated $150 million of annualized costs we eliminated last quarter. In addition, we entered into a definitive agreement to sell our 50% interest in Best Buy Europe, as described in more detail below. In the second quarter, we expect to complete the rollout of the Samsung Experience Shops and make additional progress in our efforts to optimize the allocation of our retail floor space.”

The following examples from our Form 10-K illustrate our disclosure of how certain trends have impacted comparable store sales and gross margin. We have also provided a description of our thought process related to our preparation of those disclosures.

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Page 36: We noted that the decline in Domestic comparable store sales for Consumer Electronics "...was primarily driven by a decrease in the sales of digital imaging products, particularly compact cameras and camcorders, partially due to convergence with smartphones. In addition, we experienced a decrease in television revenue due primarily to a decrease in average selling price from an increased sales mix of small and mid-sized televisions."

The above disclosure notes two of the key factors that impacted our results in fiscal 2013: device convergence between digital imaging and smartphone products, and a decrease in the average selling price of televisions. We believe that disclosing this information assists investors by providing them with a basis for understanding factors that affected our results and for evaluating the performance of management over the period covered by the report. We have also noted these two trends in earlier filings, including our first quarter fiscal 2013 Form 10-Q (page 32), our second quarter fiscal 2013 Form 10-Q (page 34), and our third quarter fiscal 2013 Form 10-Q (page 35).

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Page 37: We noted that the decline in Domestic gross profit rate resulted primarily from "...increased promotional activity, notably in computing, home theater, MP3 players and movies; and an increased mix of smartphones with higher average selling prices but a lower margin rate; partially offset by an improvement in sales mix due to decreased sales of computing and gaming products."

The disclosure above highlights that many of the factors impacting gross margin are similar to those affecting our comparable store sales. For example, the increased mix of smartphones and decreased mix of gaming are discussed in our analysis of comparable store sales. In addition, the increased promotions are primarily related to products that are either facing negative product life-cycle trends or experienced the introduction of new technologies leading to increased promotions of previous models. We cannot quantify the gross margin impact of any one trend, but we determined it was important to provide investors with an understanding of the directional impacts the trends had on our gross margin.

Conclusion

We considered the requirements of Item 303(a) of Regulation S-K and Sections III.B.3 and III.B.4 of SEC Release No. 33-8350 in the preparation of our MD&A. We provided investors with an understanding of known trends and their directional impact on our performance. In addition, we provided a thorough explanation of what we believe is a significant factor impacting future results - our Renew Blue strategy. In future filings, we will continue to evaluate known trends and uncertainties and to provide information regarding these trends and uncertainties, including how they have affected our financial condition or results of operations.

Best Buy Co., Inc. ("Best Buy") hereby represents that:

•	Best Buy is responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Best Buy may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If we can assist with your review of this letter, or if you have any questions regarding the information set forth herein, please telephone me at (612) 291-4840. My fax number is (952) 430-4824.

Sincerely,

/s/ SUSAN S. GRAFTON

Susan S. Grafton
Senior Vice President, Controller and Chief Accounting Officer

cc:	Lisa Kohl, U.S. Securities and Exchange Commission
Catherine T. Brown, U.S. Securities and Exchange Commission
Hubert Joly, Best Buy Co., Inc.
Sharon McCollam, Best Buy Co., Inc.
Troy Short, Deloitte & Touche LLP
Rhett Brandon, Simpson, Thacher & Bartlett LLP

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